Mail Stop 4561
Via fax: (408)790-3324

March 9, 2010

Oliver R. Stanfield
Executive Vice President and Chief Executive Officer
Echelon Corporation
550 Meridian Avenue
San Jose, California 95126

   Re: **Echelon Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Filed March 16, 2009
      File No. 000-29748

Dear Mr. Stanfield:

   We have reviewed your response letter dated February 5, 2010 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 22, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2008

Certain Relationships and Related Transactions and Director Independence (incorporated from definitive proxy materials)

Loans to Employees, page 46

1. Refer to prior comment 8 and Item 404(a)(5) of Regulation S-K. Your response that "the Company has satisfied its disclosure obligation with respect to Mr. Harris' loan," and that "no revised disclosure would be warranted in this case," fails to address the portion of (a)(5) that requires disclosure of the largest

aggregate amount of principal outstanding during the period for which disclosure is provided (i.e., the Fiscal Year ended December 31, 2008), the amount of principal paid during the periods for which disclosure is provided and the amount of interest paid during the period for which disclosure is provided. Please provide us with this information and confirm that you will provide disclosure that is responsive to Item 404(a)(5), as applicable, in future filings.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Mark Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief